AROLUCHA, INC.

Written Consent of the Board of Directors
Pursuant to §141(f) of Delaware General Corporation Law

The undersigned, being a majority of the voting stockholders of Arolucha, Inc., a Delaware corporation (the "***Company***"), acting by written consent without a meeting pursuant to Section 141(f) of the Delaware General Corporation Law, do hereby consent to the adoption the following resolutions and direct that this consent be filed with the minutes and proceedings of the Board of Directors of the Company:

1. Creation of Class A Preferred Stock Non-Voting

WHEREAS, the Company desires to issue Class A Preferred Stock Non-Voting in a Regulation CF Offering;

WHEREAS, the Amended and Restated Certificate of Incorporation of Arolucha, Inc filed on 10/30/2017 has previously authorized 5,000,000 Preferred Stock shares;

WHEREAS, there are currently no Preferred Shares Outstanding;

WHEREAS, Section 4. of the Amended and Restated Certificate of Incorporation of Arolucha, Inc filed on 10/30/2017 gives the Board the right to "The Board is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law";

RESOLVED, the Board of Directors approves the creation of up to 2,000,000 Class A Preferred Non Voting Shares to be issued, offered and sold through Regulation CF (Crowdfund).

2. The Rights of Class A Preferred Stock Non-Voting

WHEREAS, the Board has the right to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law;

RESOLVED, the following Rights are approved for Class A Preferred Stock Non-Voting;

1. Voting Rights. The rights of the holders of the shares of Class A Preferred Non-Voting Stock shall have no voting rights, other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted; provided that an amendment of this Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of Class A Preferred Non-Voting Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Voting Common Stock of the Corporation and

all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted, with such outstanding shares of Class A Voting Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Class A Preferred Non-voting Stock, voting separately as a class, shall be required therefor.

2. Dividends. Subject to the preferences applicable to any additional series of Preferred Stock, if any, outstanding at any time, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Preferred Stock which shall be paid in preference to all classes of Common Stock.
3. Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Preferred Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed prior to holders of all classes of Common Stock.
4. Conversion. Upon any successful Company raise of $5,000,000 (Five Million Dollars) at a valuation of equal valuation to the Preferred Stock offering price of $3,152,330 (Three Million One Hundred Fifty Two Thousand, Three Hundred Thirty Three Dollars) AND upon a one-time dividend payout to holders of the Class A Preferred Stock Non-Voting equal to the original purchase price of each share of stock held by holders of the Class A Preferred Stock Non-Voting, then the Company shall have the right to immediately convert all Class A Preferred Stock Non-Voting to Class A Non-Voting Common Stock.
5. IPO Conversion. Subject to the filing requirements, immediately prior to any initial public offering of the Company, all outstanding Preferred Interests shall convert into Common Interests.

RESOLVED FURTHER, the officers of the Company are authorized to undertake all actions, and execute all agreements necessary to effect the foregoing resolution.

A copy of this Written Consent shall be filed in the records of the proceedings of the Corporation.

IN WITNESS WHEREOF, the undersigned, being a majority of the votes of the directors or stakeholders of the Corporation, have executed this Written Consent as of December 15th, 2021.

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Aroluxe Parent Co, LLC

Jason Brown

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Ron Harris